Exhibit 4.3
AIR PRODUCTS AND CHEMICALS, INC.
DESCRIPTION OF SECURITIES REGISTERED
UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of November 20, 2025, Air Products and Chemicals, Inc. (the “Company”) has seven classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock; (2) our 0.500% Euro Notes due 2028; (3) 2.950% Euro Notes due 2031; (4) 0.800% Euro Notes due 2032; (5) 3.250% Euro Notes due 2032; (6) 4.000% Euro Notes due 2035; and (7) 3.450% Euro Notes due 2037.

Description of Common Stock

The following is a description of the general terms of the shares of our common stock. This description does not include all of the terms of our common stock and should be read together with our Restated Certificate of Incorporation (our “Certificate of Incorporation”), and our Amended and Restated Bylaws (our “Bylaws”), each of which are included or incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL, for additional information.

General

We are authorized to issue up to 300,000,000 shares of common stock, par value $1.00 per share (“common stock”), and up to 25,000,000 shares of preferred stock, par value $1.00 per share. Our common stock is listed on the New York Stock Exchange under the symbol “APD.”

Voting

Each holder of common stock is entitled to one vote per share on all matters requiring a vote of the stockholders. A majority of the votes cast is required for stockholders to elect directors in uncontested elections, while in contested elections directors are elected by a plurality of the votes cast. All other matters put to a stockholder vote generally require the approval of a majority of the shares entitled to vote on the matter and present in person or represented by proxy unless a higher threshold is required by the DGCL. Stockholders do not have cumulative voting rights.

Dividends

Holders of common stock are entitled to receive dividends, in cash, securities, or property, as may from time to time be declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of common stock would be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of any outstanding preferred stock have received their liquidation preferences (including accrued and unpaid dividends) in full.

Statutory Provisions

Section 203 of the DGCL prohibits a defined set of transactions between a Delaware corporation and an interested stockholder. An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term business combination is broadly defined to include mergers, consolidations, sales or other dispositions of assets of the corporation or of any direct or indirect majority-owned subsidiary which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, in the transaction in which it becomes an interested stockholder; or

•the business combination is approved by a majority of the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Certificate of Incorporation and Bylaw Provisions

Vacancies, and newly-created directorships resulting from any increase in the size of our board, may be filled by a majority vote of all remaining directors, even if the directors then on the board do not constitute a quorum or only one director is left in office. In addition, the board of directors is authorized to issue preferred stock without stockholder approval. These provisions, together with the provisions of Section 203 of the DGCL (as discussed above), could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

In addition, our Bylaws contain a forum selection provision for the adjudication of certain disputes. Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants. If any action the subject matter of which is within the scope of the forgoing is filed in a court other than a court located within the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce our forum selection clause and (ii) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in such action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection provision of our Bylaws.

As discussed above, our Certificate of Incorporation authorizes the issuance of undesignated preferred stock, in one or more classes or series. Undesignated preferred stock may enable our board of directors to render it more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock. In some instances the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that our board of directors opposes.

Miscellaneous

Shares of our common stock are non-assessable and not redeemable and have no sinking fund provisions or subscription, conversion or preemptive rights.

The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Description of Notes

The following description of our 0.500% Euro Notes due 2028 (the “2028 Notes”), our 2.950% Euro Notes due 2031 (the “2031 Notes”), our 0.800% Euro Notes due 2032 (the “2032 Notes”), our 3.250% Euro Notes due 2032 (the “2032B Notes”), our 4.000% Euro Notes due 2035 (the “2035 Notes”), and our 3.450% Euro Notes due 2037 (the “2037 Notes” and, together with the 2028 Notes, the 2031 Notes, the 2032 Notes, the 2032B Notes and the 2035 Notes, the “Notes”) is a summary and does not purport to be complete. The description of the Notes is subject to and qualified in its entirety by reference to the Indenture, dated as of April 30, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Indenture”).

The terms of the 2028 Notes and the 2032 Notes are governed by the Indenture, as supplemented by the Officer’s Certificate, dated May 5, 2020 (the “2020 Certificate”). The terms of the 2035 Notes are governed by the Indenture, as supplemented by the Officer’s Certificate, dated March 3, 2023 (the “2023 Certificate”). The terms of the 2031 Notes and the 2037 Notes are governed by the Indenture, as supplemented by the Officer’s Certificate, dated February 14, 2025 (the “February 2025 Certificate”). The terms of the 2032B Notes are governed by the Indenture, as supplemented by the Officer’s Certificate, dated June 16, 2025 (the “June 2025 Certificate” and, together with the 2020 Certificate, the 2023 Certificate and the February 2025 Certificate, the “Certificates”). We encourage you to read the above referenced Indenture, as supplemented by the Certificates, for additional information.

General

The following table briefly summarizes certain key terms of the Notes.

	2028 Notes	2031 Notes	2032 Notes	2032B Notes	2035 Notes	2037 Notes
Principal	€500,000,000	€500,000,000	€500,000,000	€500,000,000	€700,000,000	€500,000,000
Interest Rate per year	0.500%	2.950%	0.800%	3.250%	4.000%	3.450%
Issuance Date	May 5, 2020	February 14, 2025	May 5, 2020	June 16, 2025	March 3, 2023	February 14, 2025
Interest Payment Date	Annually on May 5, commencing May 5, 2021	Annually on May 14, commencing May 14, 2025	Annually on May 5, commencing May 5, 2021	Annually on June 16, commencing June 16, 2026	Annually on March 3, commencing March 3, 2024	Annually on February 14, commencing February 14, 2026
Maturity Date	May 5, 2028	May 14, 2031	May 5, 2032	June 16, 2032	March 3, 2035	February 14, 2037
Trading Symbol	APD28	APD31	APD32	APD32B	APD35	APD37

The Notes were issued on the dates, in the amounts and subject to the terms stated in the table above. Each series of Notes was issued in a form of one or more fully registered global securities, without coupons, in denominations of €100,000 in principal amount and integral multiples of €1,000 in excess thereof.

Each series of Notes represents our senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt from time to time outstanding. The Notes will not benefit from any sinking fund.

We are permitted to issue additional Notes of each series without the consent of the holders of that series of Notes. As of November 20, 2025 no such additional Notes have been issued.

Each series of Notes is listed on The New York Stock Exchange under the bond trading symbols stated in the table above.

Interest and Principal

Each series of Notes bears interest from the date of initial issuance at the fixed rate and on the dates stated in the table above. Interest on the 2028 Notes and the 2032 Notes is payable to the person in whose name such Note is registered at the close of business on the 15th calendar day prior to the applicable interest payment date. Interest on the 2031 Notes, the 2032B Notes, the 2035 Notes and the 2037 Notes is payable to the person in whose name such Note is registered at the close of business on the clearing system business day immediately preceding each interest payment date.

Interest is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the Notes (or the original issuance date, if no interest has been paid), to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Markets Association.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date or date fixed for redemption of any series of Notes falls on a day that is not a business day, the payment of interest and principal shall be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date.

Optional Redemption

2028 Notes

We may redeem the 2028 Notes, in whole or in part, prior to February 5, 2028 at a redemption price equal to the greater of (i) 100% of the principal amount of the 2028 Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2028 Notes matured on February 5, 2028 (exclusive of any accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate (as defined in the 2020 Officer’s Certificate) plus 20 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after February 5, 2028, the 2028 Notes will be redeemable at our option at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

2031 Notes

We may redeem the 2031 Notes, in whole or in part, prior to March 14, 2031 at a redemption price equal to the greater of (i) 100% of the principal amount of the 2031 Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2031 Notes matured on March 14, 2031 (exclusive of any accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate (as defined in the February 2025 Officer’s Certificate) plus 15 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after March 14, 2031, the 2031 Notes will be redeemable at our option at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

2032 Notes

We may redeem the 2032 Notes, in whole or in part, prior to February 5, 2032 at a redemption price equal to the greater of (i) 100% of the principal amount of the 2032 Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2032 Notes matured on February 5, 2032 (exclusive of any accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate (as defined in the 2020 Officer’s Certificate) plus 20 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after February 5, 2032, the 2032 Notes will be redeemable at our option at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

2032B Notes

We may redeem the 2032B Notes, in whole or in part, prior to April 16, 2032 at a redemption price equal to the greater of (i) 100% of the principal amount of the 2032B Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2032B Notes matured on April 16, 2032 (exclusive of any accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate (as defined in the June 2025 Officer’s Certificate) plus 15 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after April 16, 2032, the 2032B Notes will be redeemable at our option at a redemption price equal to 100% of the principal amount of the 2032B Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

2035 Notes

We may redeem the 2035 Notes, in whole or in part, prior to December 3, 2034 at a redemption price equal to the greater of (i) 100% of the principal amount of the 2035 Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2035 Notes matured on December 3, 2034 (exclusive of any accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate (as defined in the 2023 Officer’s Certificate) plus 25 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after December 3, 2034, the 2035 Notes will be redeemable at our option at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

2037 Notes

We may redeem the 2037 Notes, in whole or in part, prior to November 14, 2036 at a redemption price equal to the greater of (i) 100% of the principal amount of the 2037 Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the 2037 Notes matured on November 14, 2036 (exclusive of any accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate (as defined in the February 2025 Officer’s Certificate) plus 15 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after November 14, 2036, the 2037 Notes will be redeemable at our option at a redemption price equal to 100% of the principal amount of the 2037 Notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Redemption Upon Tax Event

If, as a result of any change in, or amendment to, the laws of the United States or the official interpretation thereof that is announced or becomes effective, we become or, based upon a written opinion of independent counsel selected by us, there is a substantial probability that we will become obligated to pay certain additional amounts with respect to a series of Notes, then we may redeem, in whole, but not in part, the Notes of the affected series at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest on such Notes to, but excluding, the redemption date.

Redemption on Change of Control Triggering Event

With respect to each series of Notes, a “Change of Control Triggering Event” will be deemed to have occurred in the event of both a Change of Control and a Ratings Decline, as each term is defined in the applicable Certificate. Upon the occurrence of a Change of Control Triggering Event with respect to a series of Notes, we will be required to make an offer (a “Change of Control Offer”) to the holders of such series to repurchase all or any part of such series at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase.

Except as described with respect to a Change of Control Triggering Event, the Indenture does not contain any provisions that permit the holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Payment of Additional Amounts

We will, subject to certain exceptions and limitations, pay additional amounts on each series of Notes as is necessary in order that the net payment of the principal of and interest on such Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in such Notes to be then due and payable.

Events of Default

An “event of default” is defined in the Indenture as being any of the following events: (i) default for 30 days in the payment of any interest on the Notes of such series; (ii) default in the payment of principal or premium, if any, due on the Notes of any series; (iii) default for 30 days in the payment of any sinking fund installment on the securities of such series, when due; (iv) default for 90 days in the performance of any other of the covenants or agreements in the Indenture (other than those set forth exclusively in the terms of any other series of securities); or (v) certain events of bankruptcy, insolvency and reorganization.

No event of default with respect to any particular series of Notes necessarily constitutes an event of default with respect to any other series of Notes.

The trustee must give notice of a default to the holders of the series of Notes on which the default exists within 90 days unless the default is cured or waived. However, except in the case of a default in the payment of the principal of, premium on, if any, or interest on any of the securities of such series or in the making of any sinking fund payment with respect to such series, the trustee may withhold this notice if the trustee considers it in the interest of the holders of the Notes of such series to do so. The trustee may not withhold notice in the event of a payment default with regard to principal, interest or a sinking fund.

If an event of default has occurred and is continuing and the event of default is as described in clause (i), (ii), (iii) or (iv) above, either the trustee or the holders of at least 25% in principal amount of the Notes of such series then outstanding may declare the principal of all such securities to be due and payable immediately. If an event of default as described in clause (v) above applies, then all securities issued under the Indenture shall automatically and without acceleration or other action on the part of the trustee or any holder, become immediately due and payable.

However, upon the occurrence of certain conditions specified in the applicable Indenture, past events of default may be waived by the holders of a majority of the aggregate principal amount of the affected securities, except for defaults in the payment of principal of, or any premium or interest on, such Notes or with respect to any covenant or provision which may not be amended without the approval of each holder affected.

The holders of a majority in principal amount of the Notes of each series affected, voting as a separate class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the respective Indenture, subject to certain limitations specified in such Indenture, provided that the holders of securities shall have offered to the trustee reasonable indemnity against costs, expenses and liabilities.

We must certify to the trustee on a yearly basis as to the absence of certain defaults.

Modification of the Indenture

Together with the trustee, and subject to the consent of the holders of a majority of the outstanding principal amount of the outstanding Notes of all affected series (voting separately), we may modify the respective Indenture or any supplement to such Indenture. Without the consent of each affected Note holder, we may not: (i) extend the final maturity; (ii) reduce the principal amount or rate of interest; (iii) extend the time of payment of interest; (iv) reduce the amount payable upon redemption; (v) reduce the amount of the principal of a discounted security payable upon acceleration of the maturity of the security or in the event of bankruptcy; (vi) impair the right to institute suit to enforce payment or repayment; or (vii) change the provisions in the Indenture that relate to its modification or amendment. Notwithstanding the foregoing, the Indenture permits us, together with the trustee, to make certain specified changes to the Indenture without obtaining the consent of the holders of any series of Notes issued thereunder.

Discharge and Defeasance

We may discharge certain obligations to holders with respect to each series of the Notes by irrevocably depositing money or certain securities with the trustee in an amount to pay the entire indebtedness on such securities when due and by satisfying certain additional conditions set forth in the Indenture.

Trustee, Paying Agents and Security Registrar

The Bank of New York Mellon Trust Company, N.A. is the trustee under the Indenture governing the Notes. The Bank of New York Mellon, London Branch, is the paying agent for the notes in London.

We maintain deposit accounts and conduct other banking transactions with the trustee or an affiliate of the trustee in the ordinary course of business.

Governing Law

The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.